Exhibit 16

Letter Regarding Change in Certifying Accountant

March 31, 2004

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen

We were previously principal accountants for InterWave Communications International, Limited (InterWAVE) and, under the date of September 25, 2003, we reported on the consolidated financial statements of InterWave Communications International, Limited and subsidiaries as of and for the years ended June 30, 2003 and 2002.  On March 25, 2004 we resigned.  We have read interWAVE’s statements included under Item 4 of its Form 8-K dated March 31, 2004, and we agree with such statements except that, we are not in a position to agree or disagree with InterWAVE’s statement that the Audit Committee of the Company’s Board of Directors has begun the process of selecting new independent auditors.

Very truly yours

/s/ KPMG LLP